SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly Held Company

NOTICE TO THE MARKET

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or “Company”) and CONSTRUTORA TENDA S.A. (“Tenda”), continuing the process to separate the business units, hereby inform that the Brazilian Securities and Exchange Commission (CVM) has authorized Tenda to change its securities issuer category to Category “A”.

The above conversion is part of the first phase of the process announced in February. Gafisa and Tenda continue with studies related to separation alternatives, assessing issues relating to capital structure, liquidity, fiscal, tax, legal and corporate aspects, among others.

The Company will keep its shareholders and the market in general informed of the progress and developments about the separation.

São Paulo, July 29, 2014.

Gafisa S.A. André Bergstein Investor Relations Officer	Construtora Tenda S.A. Felipe David Cohen Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer